Exhibit 99.1

Yuchai Launches New Generation High-Horsepower

YC16VTF Generator Engine

Singapore, Singapore – October 24, 2025 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited ("Yuchai"), announced that its subsidiary Yuchai Marine and Genset Power Company Limited successfully launched its new YC16VTF engine at the National Engineering Research Center. The launch of this new-generation 16-cylinder V-type power generation engine demonstrates another major breakthrough for Yuchai in the field of high-speed, high-horsepower (“HHP”) engines. This new performance-enhancing HHP engine clearly demonstrates Yuchai's determination to lead the high-end marine and power generation markets in China.

Rising global demand for computing power and data centers is being met partially through innovative power generation technology. An evolving trend toward higher reliability, enhanced energy conservation and environmental protection, higher intelligence, larger-scale power and diversified power distribution, requires new technological approaches. The development of a new generation of HHP engines became an urgent industry need.

The Yuchai YC16VTF engine utilizes innovative industry-leading design concepts, achieving dual technological breakthroughs in high strength and reduced weight. With a maximum power output of 3,971kW, it meets the application requirements for high-end 50Hz/60Hz generator sets. With its serialized and modular design, this engine can be expanded to a variety of applications in the future.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “The launch of the YC16VTF engine is consistent with Yuchai's goal of growing as a high-end brand with high performance and reliability standards.”

“The YC16VTF engine sets new performance records for Yuchai in HHP engines, enriching its power engine portfolio of product offerings. This new engine is another important milestone in Yuchai's active response to the national ‘dual carbon’ strategy and its promotion of the green industrial transformation,” Mr. Hoh concluded.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, built a strong research and development team, and achieved a significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai's and the joint ventures’ operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com